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                     November 30, 2023

       Peng Zhang
       Vice President of Finance
       Yunji Inc.
       15/F, South Building
       Hipark Phase 2, Xiaoshan District
       Hangzhou, Zhejiang, 310000
       People   s Republic of China

                                                        Re: Yunji Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38877

       Dear Peng Zhang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services